                                             As Filed Pursuant to Rule 424(b)(5)
                                             Registration No.: 333-134553

PRICING SUPPLEMENT No. 4
to Prospectus Supplement dated May 30, 2006
to Prospectus Supplement dated May 30, 2006
and Prospectus dated May 30, 2006

                                470,600 YEELDS(R)
                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES I
    9.55% Yield Enhanced Equity Linked Debt Securities Due February 15, 2007
  Performance Linked to the Common Stock of Bristol-Myers Squibb Company (BMY)

Because these notes are part of a series of Lehman Brothers Holdings' debt securities called Medium-Term Notes, Series I, this pricing supplement and the accompanying prospectus supplement, dated May 30, 2006 (the "YEELDS prospectus supplement") should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the "MTN prospectus supplement") and the accompanying prospectus dated May 30, 2006 (the "base prospectus"). Terms used here have the meanings given them in the YEELDS prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

o INDEX STOCK ISSUER: Bristol-Myers Squibb Company. Bristol-Myers Squibb Company
is not involved in this offering and has no obligation with respect to the notes.

o INDEX STOCK: The common stock of the index stock issuer.

o PRINCIPAL AMOUNT: $21.25 per YEELDS, and, in the aggregate, $10,000,250.00.

o STATED MATURITY DATE: February 15, 2007, subject to postponement if the valuation date is postponed.

o VALUATION DATE: February 8, 2007, subject to postponement if a market disruption event occurs or if such day is not a scheduled trading day, as described under the caption "Description of the Notes-Settlement value" on page
SS-14 of the YEELDS prospectus supplement.

o DETERMINATION PERIOD: Five business days.

o COUPON RATE: 9.55% per annum.

o COUPON PAYMENT DATES: The 15th calendar day of each month, commencing on
September 15, 2006.

o COUPON RECORD DATES: 15 calendar days prior to each coupon payment date.

o INITIAL VALUE: $21.25, which is the average execution price per share for the index stock that an affiliate of Lehman Brothers Holdings has paid to hedge
Lehman Brothers Holdings' obligations under the notes.

o EQUITY CAP PRICE: $23.375, which is 110.0% of the initial value.

o TRIGGER PRICE: $17.00, which represents 80.0% of the initial value.

o BASE DIVIDEND: $0.280, which is the amount of the quarterly dividend per share of common stock most recently paid by Bristol-Myers Squibb Company prior to the date of this pricing supplement.

o EFFECTIVE DIVIDEND ADJUSTMENT DATE: The first business day immediately following November 20, 2006 and the valuation date, as applicable.

o PAYMENT AT MATURITY: On the stated maturity date, Lehman Brothers Holdings will pay you, per YEELDS, the lesser of:
(1) the alternative redemption amount; and
(2) $23.375

provided that, if the adjusted intraday price of the index stock multiplied by the multiplier then in effect is at or above the trigger price on all scheduled trading days during the measurement period and the settlement value is less than the initial value, Lehman Brothers Holdings will pay you the initial value per
YEELDS.

The adjusted intraday price of the index stock at any time during regular trading hours on any scheduled trading day will equal the then-current intraday price of the index stock, plus the dividend adjustment amount in effect on such scheduled trading day. The measurement period will begin on the date of this pricing supplement and end on the valuation date.

Because the principal amount is equal to the initial value, the alternative redemption amount per YEELDS will equal the settlement value.

The settlement value will be based upon the adjusted closing price of the index stock on the valuation date, as described beginning on page SS-14 of the YEELDS prospectus supplement under "Description of the Notes-Settlement Value".

o STOCK SETTLEMENT OPTION: Yes, at the option of Lehman Brothers Holdings at maturity, as described under the caption "Description of the Notes-Stock
Settlement" on page SS-19 of the YEELDS prospectus supplement. Lehman Brothers
Holdings will provide the trustee with written notice no later than the valuation date if it elects the stock settlement option.

o DENOMINATIONS: $21.25 and integral multiples thereof.

o LISTING: The YEELDS will not be listed on any exchange.

o CUSIP NO.: 52520W697

o ISIN NO.: US52520W6975

 Investing in the notes involves risks. Risk Factors begin on page SS-7 of the
                          YEELDS prospectus supplement.
    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, any accompanying YEELDS prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                             ----------------------
                                                   Per YEELDS          Total
                                                   ----------     --------------
Public offering price...........................   $21.250000     $10,000,250.00
Underwriting discount...........................   $ 0.053125     $    25,000.62
Proceeds to Lehman Brothers Holdings............   $21.196875     $ 9,975,249.38
                             ----------------------
Lehman Brothers Holdings has granted the underwriter an option to purchase, within 13 days of the original issuance, up to an additional 70,590 YEELDS on the same terms and conditions set forth above solely to cover over-allotments, if any.
                             ----------------------
The notes are expected to be ready for delivery in book-entry form only through
The Depository Trust Company on or about August 15, 2006.
                             ----------------------
                                 LEHMAN BROTHERS
August 8, 2006
"YEELDS" is a registered trademark of Lehman Brothers Inc.

                     EXAMPLES OF AMOUNT PAYABLE AT MATURITY

Here are three examples of the amount that may be payable on the stated maturity date. In each of these examples it is assumed that Bristol-Myers Squibb Company does not change the amount of the quarterly cash dividends that it pays on its shares of common stock during the term of the YEELDS.

EXAMPLE 1. ASSUMING THE SETTLEMENT VALUE IS $18.06 AND THE ADJUSTED INTRADAY
PRICE OF THE INDEX STOCK MULTIPLIED BY THE MULTIPLIER THEN IN EFFECT WAS AT OR
ABOVE THE TRIGGER PRICE ON ALL SCHEDULED TRADING DAYS DURING THE MEASUREMENT
PERIOD:

As a result, because (i) the settlement value of $18.06 is less than $21.25 and
(ii) the adjusted intraday price of the index stock multiplied by the multiplier then in effect was at or above $17.00 on all scheduled trading days during the measurement period, on the stated maturity date, you would receive $21.25 per
YEELDS, plus accrued but unpaid coupon payments.

In the case of stock settlement in this example, you would receive on the stated
maturity date the number of shares of the index stock and cash having a value on the valuation date equal to $21.25 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date if you held one YEELDS, one share of index stock and $3.19 in cash, plus accrued but unpaid coupon payments. To the extent that you hold more than one YEELDS, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per YEELDS, basis. For example, if you held 470,600
YEELDS, you would receive on the stated maturity date in total, 553,723 shares of index stock and $12.62 in cash, plus accrued but unpaid coupon payments.

EXAMPLE 2. ASSUMING THE SETTLEMENT VALUE IS $15.93 AND THE ADJUSTED INTRADAY
PRICE OF THE INDEX STOCK MULTIPLIED BY THE MULTIPLIER THEN IN EFFECT FELL BELOW
THE TRIGGER PRICE ON A SCHEDULED TRADING DAY DURING THE MEASUREMENT PERIOD:

As a result, because (i) the settlement value of $15.93 is less than $21.25 and
(ii) the adjusted intraday price of the index stock multiplied by the multiplier then in effect fell below $17.00 on a scheduled trading day during the measurement period, on the stated maturity date, you would receive $15.93 per
YEELDS, plus accrued but unpaid coupon payments.

In the case of stock settlement in this example, you would receive on the stated
maturity date a number of shares of the index stock and cash having a value on the valuation date equal to $15.93 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date if you held one YEELDS, one share of index stock, plus accrued but unpaid coupon payments.

EXAMPLE 3.  ASSUMING THE SETTLEMENT VALUE IS $24.43:

As a result, because $23.375 is less than the settlement value of $24.43, on the stated maturity date, you would receive $23.375 per YEELDS, plus accrued but unpaid coupon payments.

In the case of stock settlement in this example, you would receive on the stated
maturity date a number of shares of the index stock and cash having a value on the valuation date equal to $23.375 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date if you held one YEELDS, $23.375 in cash, plus accrued but unpaid coupon payments. To the extent that you hold more than one YEELDS, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per
YEELDS, basis. For example, if you held 470,600 YEELDS, you would receive on the stated maturity date in total, 450,277 shares of index stock and $7.89 in cash, plus accrued but unpaid coupon payments.

To the extent the actual settlement value differs from the values assumed above or that Bristol-Myers Squibb Company changes the amount of the quarterly cash dividends it pays, the results indicated above would be different.

                                      PS-2

                       INDEX STOCK ISSUER AND INDEX STOCK

BRISTOL-MYERS SQUIBB COMPANY

Lehman Brothers Holdings has obtained the following information regarding
Bristol-Myers Squibb Company from Bristol-Myers Squibb Company's reports filed with the SEC.

Bristol-Myers Squibb Company, through its divisions and subsidiaries, is engaged in the discovery, development, licensing, manufacturing, marketing, distribution and sale of pharmaceuticals and other health care related products.
Bristol-Myers Squibb Company has three reportable segments--Pharmaceuticals,
Nutritionals and Other Health Care. The Pharmaceuticals segment is made up of the global pharmaceutical and international consumer medicines business. The
Nutritionals segment consists of Mead Johnson Nutritionals (Mead Johnson), primarily an infant formula and children's nutritionals business. The Other
Health Care segment consists of ConvaTec, Medical Imaging and Consumer Medicines
(U.S. and Canada) businesses.

The index stock is registered under the Securities Exchange Act of 1934.
Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC.
Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website described under "Where You Can Find More Information" on page 58 of the accompanying base prospectus. In addition, information regarding the index stock issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

HISTORICAL INFORMATION ABOUT THE INDEX STOCK

The shares of common stock of Bristol-Myers Squibb Company are listed on The New
York Stock Exchange under the symbol "BMY".

The following table presents the high and low closing prices for the shares of common stock of Bristol-Myers Squibb Company, as reported on The New York Stock
Exchange during each fiscal quarter in 2003, 2004, 2005 and 2006 (through the date of this pricing supplement), and the closing price at the end of each quarter in 2003, 2004, 2005 and 2006 (through the date of this pricing supplement).

The historical prices of the index stock are not necessarily indicative of future performance. Lehman Brothers Holdings cannot assure you that the price of the index stock will remain at, or increase above, the initial value;
accordingly, there can be no assurance that the payment you receive at maturity will equal or exceed the principal amount. The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

                                      PS-3

                                                        HIGH            LOW          PERIOD END
                                                      --------        --------      ------------

2003
   First Quarter ..............................       $ 25.41         $ 21.13         $ 21.13
   Second Quarter..............................         28.86           21.85           27.15
   Third Quarter...............................         27.60           25.17           25.66
   Fourth Quarter..............................         28.60           24.25           28.60

2004
   First Quarter ..............................       $ 30.64         $ 24.00         $ 24.23
   Second Quarter..............................         26.18           24.02           24.50
   Third Quarter...............................         24.68           22.50           23.67
   Fourth Quarter..............................         25.83           22.95           25.62

2005
   First Quarter ..............................       $ 25.54         $ 23.44         $ 25.46
   Second Quarter .............................         26.48           24.90           24.98
   Third Quarter ..............................         25.27           23.97           24.06
   Fourth Quarter .............................         23.95           21.03           22.98
2006
   First Quarter...............................       $ 25.52         $ 21.33         $ 24.61
   Second Quarter .............................         25.86           23.86           25.86
   Third Quarter (through the date of this
     pricing supplement).......................         25.99           21.21           21.21

                                      PS-4

                              HYPOTHETICAL RETURNS

The tables below illustrate, for a range of hypothetical settlement values on the valuation date, in each case assuming that (a) the investment is held from the date on which the YEELDS are first issued until the stated maturity date and
(b) Bristol-Myers Squibb Company does not change the amount of the quarterly cash dividends that it pays on its shares of common stock during the term of the
YEELDS:

o    the percentage change from the issue price to the hypothetical settlement value on the valuation date;

o    the total coupon payments paid or payable on or before the stated maturity date per YEELDS;

o    the hypothetical total amount payable per YEELDS on the stated maturity date;

o    the hypothetical total annualized yield on the YEELDS on the stated
     maturity date; and

o    the hypothetical total annualized yield from direct ownership of the index stock.

The hypothetical results illustrated in the first table assume that the adjusted intraday price of the index stock multiplied by the multiplier then in effect is at or above the trigger price on all scheduled trading days during the measurement period. Those in the second table assume that the adjusted intraday price of the index stock multiplied by the multiplier then in effect has fallen below the trigger price on any scheduled trading day during the measurement period.

TABLE 1: ADJUSTED INTRADAY PRICE MULTIPLIED BY THE MULTIPLIER THEN IN EFFECT IS
AT OR ABOVE THE TRIGGER PRICE ON ALL SCHEDULED TRADING DAYS DURING THE
MEASUREMENT PERIOD.

                         PERCENTAGE        TOTAL COUPON
                      CHANGE FROM THE    PAYMENTS PAID OR      HYPOTHETICAL
                      ISSUE PRICE TO       PAYABLE ON OR       TOTAL AMOUNT     HYPOTHETICAL TOTAL      HYPOTHETICAL
   HYPOTHETICAL      THE HYPOTHETICAL       BEFORE THE         PAYABLE PER       ANNUALIZED YIELD     TOTAL ANNUALIZED
 SETTLEMENT VALUE    SETTLEMENT VALUE     STATED MATURITY     YEELDS ON THE        ON THE YEELDS         YIELD FROM
 ON THE VALUATION    ON THE VALUATION        DATE PER        STATED MATURITY       ON THE STATED      DIRECT OWNERSHIP
       DATE                DATE               YEELDS             DATE (1)        MATURITY DATE (2)     OF INDEX STOCK
 ----------------    ----------------    ----------------    ---------------    ------------------    ----------------

     $17.0000              -20%              $1.0147            $21.2500                9.9%               -36.0%
      19.1250              -10                1.0147             21.2500                9.9                -19.0
      21.2500                0                1.0147             21.2500                9.9                  0.0
      22.3125                5                1.0147             22.3125               20.8                 10.3
      23.3750               10                1.0147             23.3750               32.1                 21.0
      25.5000               20                1.0147             23.3750               32.1                 44.0
      27.6250               30                1.0147             23.3750               32.1                 69.0

-----------------------
(1) Excludes accrued but unpaid coupon payments payable on the stated maturity date.
(2) The hypothetical total annualized yield on the stated maturity date represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the YEELDS, including the amount payable on the stated
    maturity date and all coupon payments through the stated maturity date, the sum of these present values being equal to the original issue price.

                                      PS-5

TABLE 2: ADJUSTED INTRADAY PRICE MULTIPLIED BY THE MULTIPLIER THEN IN EFFECT HAS
FALLEN BELOW THE TRIGGER PRICE ON ANY SCHEDULED TRADING DAY DURING THE
MEASUREMENT PERIOD.

                         PERCENTAGE        TOTAL COUPON
                      CHANGE FROM THE    PAYMENTS PAID OR      HYPOTHETICAL
                      ISSUE PRICE TO       PAYABLE ON OR       TOTAL AMOUNT     HYPOTHETICAL TOTAL      HYPOTHETICAL
   HYPOTHETICAL      THE HYPOTHETICAL       BEFORE THE         PAYABLE PER       ANNUALIZED YIELD     TOTAL ANNUALIZED
 SETTLEMENT VALUE    SETTLEMENT VALUE     STATED MATURITY     YEELDS ON THE        ON THE YEELDS         YIELD FROM
 ON THE VALUATION    ON THE VALUATION        DATE PER        STATED MATURITY       ON THE STATED      DIRECT OWNERSHIP
       DATE                DATE               YEELDS             DATE (1)        MATURITY DATE (2)     OF INDEX STOCK
 ----------------    ----------------    ----------------    ---------------    ------------------    ----------------

     $12.7500              -40%              $1.0147            $12.7500              -58.7%               -64.0%
      14.8750              -30                1.0147             14.8750              -44.6                -51.0
      17.0000              -20                1.0147             17.0000              -28.5                -36.0
      19.1250              -10                1.0147             19.1250              -10.3                -19.0
      21.2500                0                1.0147             21.2500                9.9                  0.0
      22.3125                5                1.0147             22.3125               20.8                 10.3
      23.3750               10                1.0147             23.3750               32.1                 21.0
      25.5000               20                1.0147             23.3750               32.1                 44.0
      27.6250               30                1.0147             23.3750               32.1                 69.0

-----------------------
(1) Excludes accrued but unpaid coupon payments payable on the stated maturity date.
(2) The hypothetical total annualized yield on the stated maturity date represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the YEELDS, including the amount payable on the stated
    maturity date and all coupon payments through the stated maturity date, the sum of these present values being equal to the original issue price.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total annualized yield will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the tables.

You should compare the features of the YEELDS to other available investments before deciding to purchase the YEELDS. Due to the uncertainty concerning the settlement value on the valuation date, the return on investment with respect to the YEELDS may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others. You should reach an investment decision only after carefully considering the suitability of the YEELDS in light of your particular circumstances.

                                      PS-6

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. and Lehman
Brothers Inc. has agreed to purchase, all of the YEELDS at the price indicated
on the cover of this pricing supplement.

Lehman Brothers Holdings has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the YEELDS initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement.
After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

Lehman Brothers Holdings has granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the YEELDS, up to 70,590 additional YEELDS solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional YEELDS. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be approximately $11,500,288,
$28,751 and $11,471,537, respectively.

Lehman Brothers Holdings expects to deliver the YEELDS against payment on or about August 15, 2006, which is the fifth business day following the date of this pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the YEELDS on the date of this pricing supplement, it will be required, by virtue of the fact that the YEELDS initially will settle on the fifth business day following the date of this pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Lehman Brothers Holdings or an affiliate has entered into swap agreements or related hedge transactions with one of Lehman Brothers Holdings' other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate has earned additional income as a result of payments pursuant to the swap, or related hedge transactions.

                                      PS-7

                                470,600 YEELDS(R)

                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES I

    9.55% YIELD ENHANCED EQUITY LINKED DEBT SECURITIES DUE FEBRUARY 15, 2007
      PERFORMANCE LINKED TO THE COMMON STOCK OF BRISTOL-MYERS SQUIBB (BMY)

                             ----------------------

                               PRICING SUPPLEMENT
                                 AUGUST 8, 2006

                        (INCLUDING PROSPECTUS SUPPLEMENT
                               DATED MAY 30, 2006

                              PROSPECTUS SUPPLEMENT
                             DATED MAY 30, 2006 AND

                                   PROSPECTUS
                               DATED MAY 30, 2006)

                             ----------------------

                                 LEHMAN BROTHERS